October 27, 2020

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On September 2, 2020, the Registrant, on behalf of its series, the Catalyst/CIFC Floating Rate Income Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on October 16, 2020, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Fee Table

Comment 1: Please confirm supplementally that any expected dividend and interest expense associated with short sales transactions will be included in “Other Expenses” in the Fee Table.

Response: The Registrant confirms that interest expense associated with short sales transactions is included in “Other Expenses” in the Fee Table. There is no, and the Registrant does not expect any, dividend expense associated with short sales transactions. The interest expense for the Fund is less than 0.01% and, therefore, is not broken out into a separate line item.

Principal Investment Strategies

Comment 2: Because the Fund appears to have significant holdings in collateralized loan obligations (“CLOs”), please disclose the tranches of CLOs in which the Fund invests, including lower-rated tranches, as well as the risks associated with these types of investments and any heightened risk associated with lower-rated tranches.

Response: The Registrant has amended its Item 4 disclosures to state the following:

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The Fund will consider the investments of the underlying funds when determining its compliance with this 80% policy. Asset-backed securities include collateralized loan obligations (“CLOs”). The Fund may invest in senior or subordinate tranches of a CLO or other structured product.

The Registrant has further amended its Item 9 disclosures to state the following:

Asset-backed securities include collateralized loan obligations (“CLOs”). CLOs are securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. The Fund may invest in senior or subordinate tranches of a CLO or other structured product. The Fund will consider the investments of the underlying funds when determining its compliance with its 80% policy. The Fund’s 80% policy is a non-fundamental policy of the Fund and may be changed upon 60 days’ notice to shareholders of the Fund.

The Registrant has amended its Item 4 risk disclosure of “CLOs Risk” to state the following:

CLOs Risk. CLOs are securities backed by an underlying portfolio of loan obligations. CLOs issue classes or “tranches” of debt that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and ~~removal~~ exhaustion of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying loans in the tranche of the CLO in which the Fund invests. Subordinate tranche investments involve greater risk of loss than more senior tranches. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

Comment 3: In the last paragraph under the heading “Principal Investment Strategies,” please disclose the circumstances under which the adviser will employ the Fund’s hedging strategy.

Response: The Registrant has amended its disclosures to state the following:

The ~~Fund~~ Sub-Advisor also may implement a hedging strategy, when deemed appropriate to reduce risk of loss, that utilizes short sales and derivative instruments, including futures contracts, options, swap contracts, and options on futures and swap contracts. In particular, the Fund may take short positions, or obtain short exposure through derivatives, in U.S. Treasury bonds.

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Comment 4: If the Fund includes derivatives in its 80% policy, please disclose that any such derivatives will be valued for purposes of Rule 35d-1 on a marked-to-market basis.

Response: The Registrant has confirmed that the Fund does not intend to use derivatives for purposes of its 80% policy.

Comment 5: Please provide the associated principal risk disclosure for the Fund’s exposure to U.S. Treasury Bonds. Consider whether the Fund’s risk disclosure of U.S. Government Obligations Risk should be included among its principal risk disclosures.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully declines to amend its disclosures. The Registrant does not believe that the Fund’s exposure to U.S. Treasury Bonds presents any risks not already addressed in the Fund’s disclosure of Interest Rate Risk, Hedging Risk and Short-Selling Risk.

Principal Investment Risk Disclosures

Comment 6: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 7: Because the Fund is loan heavy, if the Fund holds a significant amount of covenant-lite loans, please include the associated risks of such loans.

Response: The Registrant has amended its Item 4 disclosures to state the following:

In order to accomplish the Fund’s objective, the Fund invests in a portfolio composed mainly of senior secured corporate loans (sometimes referred to as

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“adjustable rate loans,” “floating rate loans” or “bank loans”). These loans hold a senior position in the capital structure and, at the time of purchase, are typically rated below investment grade. Such loans are considered to be speculative investments. The Fund may invest in loans with financial maintenance covenants and loans that contain limited, if any, financial maintenance covenants that protect lenders (sometimes referred to as “covenant-lite” loans). The Fund will invest primarily in floating rate loans and other floating rate investments, but also may invest in other debt securities, including high yield securities (commonly referred to as “junk bonds”).

The Registrant has further amended its Item 9 disclosures to state the following:

The senior secured corporate loans in which the Fund invests generally are expected to bear interest at floating rate based on LIBOR. The Fund may invest in loans with financial maintenance covenants (e.g., covenants that require the obligor to maintain debt service or other financial ratios or contain common restrictions on the ability of the obligor to significantly change its operations or enter into transactions that could affect its ability to repay such loans) and loans that contain limited, if any, financial maintenance covenants that protect lenders (sometimes referred to as “covenant-lite” loans). The Fund will invest primarily in floating rate loans and other floating rate investments, but also may invest in other debt securities, including high yield securities (commonly referred to as “junk bonds”).

The Registrant has added the following risk to its Item 4 and Item 9 risk disclosures:

“Covenant-lite” Obligations Risk. Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow borrowers to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default. As a result of its investments in covenant-lite loans, the Fund may suffer increased losses, especially during a downturn in the credit cycle or changes in market conditions.

Comment 8: In the Fund’s disclosure of “Interest Rate Risk,” please disclose that interest rates are at a historic low and explain the impact of that on the Fund’s risk profile. Please update this disclosure to include the Federal Reserve’s policies and actions taken in response to COVID-19 and their potential impact to the Fund.

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Response: The Registrant has amended its disclosures to state the following:

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of fixed rate instruments held by the Fund, will decline over short or even long periods of time due to rising interest rates. ~~Bonds~~ Fixed-rate bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. For example, if interest rates go up by 1.0%, the price of a 4% coupon bond will decrease by approximately 1.0% for a bond with 1 year to maturity and approximately 4.4% for a bond with 5 years to maturity. When interest rates are at historic lows, a heightened risk to the Fund is posed by the greater potential for rising interest rates to the extent the Fund’s portfolio includes longer-term, fixed-rate fixed income securities.

In addition, an economic downturn or period of rising interest rates could adversely affect the market of these instruments and reduce the Fund’s ability to sell them, negatively impacting the performance of the Fund. The Fund’s floating rate loans are subject to potentially higher interest rate risk as the interest paid on the floating rate loans adjusts periodically based on changes in widely accepted reference rates (typically, LIBOR).

The Registrant has also added the following risk to its principal risk disclosures:

Changing Fixed Income Market Conditions Risk. The current low interest rate environment was created in part by actions taken by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) in response to COVID-19 to keep the federal funds rate at a low level, including expanding the scope of its repurchase agreement operations, and purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. Any future interest rate increases could cause the value of the Fund to decrease to the extent that it invests in fixed-rate fixed income securities. Federal Reserve policy changes may expose fixed-income and related markets to heightened volatility and may reduce liquidity for certain Fund investments, which could cause the value of the Fund’s investments and share price to decline. If the Fund invests in derivatives tied to fixed-income markets, the Fund may be more substantially exposed to these risks than a fund that does not invest in derivatives. To the extent the Fund experiences high redemptions because of these policy changes, the Fund may experience increased portfolio turnover, which will increase the costs the Fund incurs and may lower its performance. Furthermore, if rising interest rates cause the Fund to lose enough value, the Fund could also face increased shareholder redemptions, which could force the Fund to liquidate investments at disadvantageous

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times or prices, therefore adversely affecting the Fund. In addition, decreases in fixed income dealer market-making capacity may persist in the future, potentially leading to decreased liquidity and increased volatility in the fixed income markets.

Performance

Comment 9: Please disclose that because the Fund changes investment strategies on November 1, 2020, the performance shown in the bar chart and performance table prior to that date does not reflect the Fund’s current strategy.

Response: “The Registrant notes that the Fund’s principal investment strategy has been revised to provide the Fund with the flexibility to use short sales and other derivative instruments to hedge particular investment exposures under certain market conditions. The Registrant does not expect this investment flexibility to materially impact the Fund’s portfolio or its investment performance. However, in response to the Staff’s comment, the Registrant has revised its disclosures to state the following:

Prior to August 1, 2018, the Fund was managed by a different sub-advisor with different investment strategies and policies. The Fund’s past performance may have been different if the Fund were managed by the current Sub-Advisor and consequently the performance record may be less pertinent for investors considering whether to purchase shares of the Fund. The Fund’s investment strategies changed on November 1, 2020 to permit the Fund to use derivative instruments for hedging purposes.

Statement of Additional Information

Comment 10: On page 23, please revise the disclosure under the heading “Loans of Portfolio Securities” to note that the only permissible collateral for securities lending are cash, U.S. Government securities and irrevocable bank standby letters of credit not issued by the bank’s lending agent.

Response: The Registrant notes that the Fund’s bank lending agent is its custodian bank, and that letters of credit from the custodian bank are permissible collateral. Therefore, the Registrant has amended its disclosures to state the following:

Loans of Portfolio Securities. The Fund may lend securities if such loans are secured continuously by liquid assets consisting of cash, U.S. Government securities or ~~other liquid debt securities or by a letter of credit~~ irrevocable bank standby letters of credit in favor of the Fund at least equal at all times to 100% of the market value of the securities loaned, plus accrued interest.

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If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser